Flagstaff Municipal Court
Exemplification

State of Arizona   )
County of Coconino   )
)   Case Number: CR2002000281
)
)
Defendant   )
TRAVIS W. DOHERTY____   )

        I, James E. Cheff, File Clerk of the City of Flagstaff Municipal Court, do hereby certify and attest to the foregoing to be a full, true and correct copy of the original:

Computer Record

        on file and of record in my office, and I have carefully compared the same with the original, all of which I have caused to be authenticated according to the act of Congress (28 USC, Sec. 1738) and the Arizona Rules of Evidence.

James E. Cheff
James Cheff, File Clerk

        I, Thomas Chotena, Judge of the Flagstaff Municipal Court, Coconino County, Flagstaff, Arizona, do hereby certify that said Court has a Clerk and Seal. That James Cheff, who has signed the foregoing certificate, is the duly appointed, qualified and appointed file clerk of said Municipal Court. That said signature is his genuine handwriting, and that all his official acts, as such file clerk, are entitled to full faith and credit. And I further certify that said certificate is in due form of law.

IN WITNESS WHEREOF, I have hereunto
Set my official capacity as such Judge, and
Affixed the seal of Said Court.
This date:
_____, 2019

_____
Judge of the Municipal Court

Charge / Disposition

Case Number: | M | 0341 | CR | 2002000281 | ST OF AZ VS DOHERTY

Party: | D | 001 | DOHERTY TRAVIS W   Person Number: 101518

Party Status: | 🔲 | SENTENCED   Status Date: | 02-13-2002

Officer: | CHACONJ   JASON CHACON

(LEA) Agency: | FPD

Case Vehicle? |

Count	5 g	Charge	Description	Text	I/F	CHN	R	Class	Plea	Date	Disp
1	1	13-1805	SHOPLIFTING	N	F			M	B	02-06-2002	76

Offense Location: Count 1 | 1201 S PLAZA WAY

Updated 11/25/2014 By dlee1 At 09:54

FLAGSTAFF MUNICIPAL COURT
15 N. BEAVER ST. FLAGSTAFF, AZ 86001
PHONE:(928) 774-1401 FAX:(928) 556-1284

TIME: 02:11:20 PM
DATE: Feb 20, 2019
PAGE: 1

CASE: M- 0341-CR- 2002000281   PARTY: D - 001 DOHERTY TRAVIS W
      ST OF AZ VS DOHERTY

STATUS: C   COMPLETED

FILING DATE: 01-28-2002   CASE TYPE: R07 CRIM-CH18 THEFT
EVENT CATEGORY: Z

DATE	SEQ	EVENT	RECEIPT #	AMOUNT	Number of Hours Sentenced	RESULT
01-28-2002	01	COMPLAINT FILED-UNIFORM CITATN Citation C-00086492 filed		$0.00		
02-06-2002	01	PLEA-GUILTY/RESP CODE 11 & 12 ARR HAD: GG 13-1805 ($90+$18);		$0.00		
02-06-2002	02	FUND: BASE FINE Count 1-1 ($50.84) FUND: BASE FINE		$50.84		
02-06-2002	03	FUND: 1999 SURCHARGES (77%) Count 1-1 ($39.16) FUND: 1999 SURCHARGES (77%)		$39.16		
02-06-2002	04	FUND: LOCAL COST/FEES Count 1-1 ($18.00) FUND: LOCAL COST/FEES		$18.00		
02-06-2002	01	FUND: BASE FINE RECEIVED OF: DOHERTY TRAVIS W	M000102010	$-50.84		
02-06-2002	02	FUND: 1999 SURCHARGES (77%) RECEIVED OF: DOHERTY TRAVIS W	M000102010	$-39.16		
02-06-2002	03	FUND: LOCAL COST/FEES RECEIVED OF: DOHERTY TRAVIS W	M000102010	$-18.00		
08-13-2009	01	DENIED MOTION TO SET ASIDE CONVICTION; DENIED PER JUDGE ARAUJO		$0.00		
09-02-2014	01	MOTION FILED MOTION TO SET ASIDE FILED BY DEFENDANT LS		$0.00		
11-20-2014	01	JUDGMENT/CONVICTION SET ASIDE MOTION TO SET ASIDE JUDGEMENT GRANTED J/TLC		$0.00		
12-24-2014	01	CORRESPONDENCE ORDER SETTING ASIDE JUDGEMENT (COPY SENT BY AZDPS) LS		$0.00		